# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inventiva S.A., CIK 0001756594
CUSIP: 46124U107
Title of class of securities: Ordinary Shares, nominal value Euro 0.01 per share
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, France (I0), 21121
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001415889-25-010640
Filed by CIK 0001757283

## Reporting persons
- Andera Partners: type of reporting person: other (OO); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 14,114,476; sole dispositive power 0; shared dispositive power 14,114,476; aggregate amount beneficially owned 14,114,476 (7.7% of the class)
- BioDiscovery 6 FPCI: type of reporting person: other (OO); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 14,114,476; sole dispositive power 0; shared dispositive power 14,114,476; aggregate amount beneficially owned 14,114,476 (7.7% of the class)
- Stephane Bergez: type of reporting person: individual (IN); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 14,114,476; sole dispositive power 0; shared dispositive power 14,114,476; aggregate amount beneficially owned 14,114,476 (7.7% of the class)
- Francois Xavier Mauron: type of reporting person: individual (IN); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 14,114,476; sole dispositive power 0; shared dispositive power 12,296,295; aggregate amount beneficially owned 14,114,476 (7.7% of the class)

## Item 1. Issuer
Name of issuer: Inventiva S.A.
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, I0, 21121 .

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

BioDiscovery 6 FPCI ("BioDiscovery 6")
Andera Partners ("Andera")
Stephane Bergez ("Bergez")
Francois Xavier Mauron ("Mauron")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G/A.
Address of principal business office or, if none, residence:
2 place de Rio de Janeiro
75008 Paris
France
Citizenship:
BioDiscovery 6 France
Andera France
Bergez France
Mauron France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.

BioDiscovery 6 is the record holder of (i) 12,296,295 ordinary shares and (ii) 1,818,181 American Depositary Shares ("ADS") of the Issuer, representing an aggregate of 1,818,181 ordinary shares. Voting and dispositive decisions with respect to the securities held by BioDiscovery 6 are made by its management company, Andera. The managing partners of Andera are Bergez and Mauron. As a result, each of the Reporting Persons may be deemed to beneficially own the securities held by BioDiscovery 6.

CUSIP Number 46124U107 has been assigned to the ADS of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "IVA". Each ADS represents one ordinary share of the Issuer. No CUSIP has been assigned to the Issuer's ordinary shares.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G/A sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 183,956,467 ordinary shares outstanding as of November 17, 2025, as reported in the Issuer's Registration Statement on Form F-3 filed with the Securities and Exchange Commission (the "SEC") on November 13, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the SEC on April 14, 2025).

## Signatures
- Andera Partners: /s/ Stephane Bergez, By Stephane Bergez, Managing Partner (02/17/2026)
- BioDiscovery 6 FPCI: /s/ Stephane Bergez, By Andera Partners, its management company, By Stephane Bergez, Managing Partner (02/17/2026)
- Stephane Bergez: /s/ Stephane Bergez, Stephane Bergez (02/17/2026)
- Francois Xavier Mauron: /s/ Francois Xavier Mauron, Francois Xavier Mauron (02/17/2026)